INVEST IN **ALADDIN**

Africa's Digital Bank

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Aladdin
Africa's Global Payment Platform
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aladdin.ng Delaware OH

Technology · Marketplace · Fintech & Finance · B2B · Retail

Featured Investors

Investors include

Akpos Adonkie · HATCHER+ · Plug and Play · LoftyInc Capital Management · EXPERT DOJO · Valon Cap Fund 1 · Daft Capital · Jon Dishotsky

Akpos Adonkie

Syndicate Lead

I am an venture capitalist.

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1 follower

I have invested in Aladdin because the company is tackling a major problem affecting the African Business environment and business. They are putting robust systems in place to ensure seamless cross border payments at a cheaper rate. I have also watched the Aladdin team innovate and grow from a digital bank to Africa's global one stop payment platform. I am enthused over their ability to tackle various challenges and therefore willing to support their growth.

Invested $1,000 this round & $10,000 previously

Highlights

1. 250K downloads, Over 160k Users, 40K+ loans, $100 million in transaction volume
2. Over $300K in revenue
3. 8 institutional investors: Plug & Play, Hatcher, LoftyInc, Expert Dojo at a valuation of $9M
4. Over $700k already raised
5. 🤝 10 strategic partnerships secured
6. 💪🏾 Co-founder founding director of $2B unicorn (Opay) & CEO of Okash, 1M+ users, $120M+ disbursed
7. 💫 Team has a combined 48 yrs experience in financial services, ecommerce & technology
8. $5B serviceable obtainable market (SOM), 60%+ of adults in Africa self-employed

Our Team



Darlington Onyeagoro Co-founder/CEO

Founding director of Opay, valued at $2 Billion. Founder of Okash, a microlending startup with over 1 million users and over $120 million loans disbursed.

Africa's economy is powered by SMBS and Freelancers who are currently migrating their businesses online but are faced with severe identity and fraud issues. More so, until now, they have to patronise fragmented solutions by downloading several apps in order to effectively run their businesses. Aladdin as a super app is solving all these problems.



David Echu Chief Technology Officer

Previously Chief Software Engineer, Suntechnology Benin. Senior Developer (Spotze).



Olayemi NASIRU Chief Finance Officer

Ten year experience with startups (full ARP and core banking Application; strategic planning; external auditor management).



Frances Ananchi Employee Success Manager

Operations, Growth. Manages over 35 onsite and remote employees.



Mojeed Barakat Operations/Account Manager

Analyzed and tracked all transactions within the company over a year. Developed operational measures and policies within the company.



Andrew Oladotun Head, Content Management

Authored highly engaging, SEO-optimized content on business website " Fine Dining Restaurant, Pamoja". Developed a comprehensive content strategy that resulted in the increase of follower based for a prominent Restructure company.

Aladdin- Africa's Global Payment Platform


Invest in your
Future
Invest in
Aladdin


Aladdin
Africa's Global Payment Platform
Hi, Archibong
₦ 5,750,200,000
What would you like to do
Make a transfer
Start a Savings
Apply for a loan
Shop for an item
Explore other features
Financial tools


BROKEN PAYMENTS
Africa is by far one of the hardest places to conduct business, this is due to many reasons but mostly because of the very expensive cross border

payment rails and inefficiencies in settlements channels.

The growth of Payments within Africa and from Africa has been painfully slow and expensive due to existing poor, fragmented and broken Payment rails thus, individuals and SMBs within and outside Africa cannot maximize Africa's full trade potential.

BIGGEST CROSS BORDER CORRIDORS IN AFRICA

$144B Total Inflow Value	8.2% Inflow Rate (Avg.)	4.5% Mobile 2 Mobile Rate	$4.6B Biggest Sender- SA	$1.4B Cameroon-Nigeria
$6B Cross Border Value	15% Cross Border Rate (Avg.)	1.3% Cross Border Growth Rate	$1.2B Niger-Nigeria	$0.96B South Africa-Zimbabwe
$25B Total Outflow Value	13.2% Outflow Rate (Avg.)	36% Tanzania-Uganda (Fee)	$0.69B Benin-Nigeria	$0.66B Ghana-Nigeria

"99 Problems"

Pan African Payments Shouldn't Be One Of Them



OPPORTUNITIES

Africa scores an Average of 47/100 on The importance of Remittance index- Over 32 African Countries depend on Remittance and are digitally ready for Remittance.

Mobile penetration is growing Year on Year.
Africa has a very young & vibrant youth population.


31.4%
(16 Countries)
68.6%
(35 Countries)

35 African Countries do not have formal license requirements to carry out remittance business...

THE ALADDIN SOLUTION

Aladdin is an Ecosystem of solutions designed to support payments and trade for African businesses and Africans in diaspora. Aladdin empowers African businesses to operate globally.

Aladdin powers:

- **Global Payments & Accounts** (Global on-boarding, Multi-currency individual & Business wallets, P2P, Remittance, Cross border Collections & Payments, Local & International Bill payments to over 8,000 billers, Multi-currency Payment links for collections and Escrow Payments for security and transaction protection within our in-app marketplace, offline payments),
- **A Global Marketplace** that allow users to buy and sell within the app, connecting African businesses to the world
- **A Social Community** that allows users to connect. We also support our customer's travel dreams with Proof of Funds loans and provide them with POS to help them with offline collections.

Our Uniqueness & Motivation

We are the **first Fintech** in Africa to provide full service Payment and Trade solutions to both individuals and businesses across Africa.

Aladdin goes beyond providing global payments infrastructure (Fiat and Crypto) and business tools to facilitating P2P and B2B connections via our **multi-currency, multilingual marketplace and Social Community.**

On Aladdin, every customer (Individual or Business), has a **unique profile and customizable page** that allows other users to search and connect with them for payment or trade.

Our Revolutionary product known as **Payconnect** is the first multi-currency P2P payment marketplace which facilitates Global Remittance and Cross border payments between different currency pairs without actual movement of funds across borders.

In Partnership with Pan-African and local banks in different jurisdictions, Aladdin provides regulatory compliant onboarding and **local bank accounts** for easy and cheaper collections whilst also providing global infrastructure for cross-border payments and Remittance.

Our goal is to make payment **seamless and cheaper** accross Africa via our wallet to wallet payments and by aggregating and facilitating interoperability between different payment channels and banks accross Africa.

Aladdin- Powering Africa's Payments


Finance
Add Money

- Multi-currency Collections & Payouts
- Crypto- Assets & Payments
- Business Dashboard & Tools


Wallet Balance
******
Quick Links
Compliance & Risk Management
Pan-African Business Community
Personal & Business Accounts with global onboarding
Multi-currency Wallets with multiple Funding options & Settlement
Multilingual Capability
Cross Border Wallet to Wallet Payments
Multi-Currency Swap
Virtual Cards (Personal & Business)
Escrow Services
Rewards


The Aladdin Payment Proposition
Pay-in
Bank Accounts:
Local Bank Accounts, IBAN, SEPA etc.
Cards
Mastercard, VISA, Discovery, Verve, American Express
Mobile Wallet
MPESA, MOMO, Paga, Orange, Vodacom, Econet, Tigo, Mascom Wireless, Moov, Zamani, Free, M-gurush, INWI, Airtel, SFC,TNM,MTN, Amole, WECHAT.
Payment Wallets
Apple Pay, Google Pay, Paypal, Local wallets
Direct Payments
Multi-Currency Payment links
Multi-Currency Invoices
Remittance
Options
Currency Swap
Hold Currency/Payout
Purchase Services
Convert to Crypto Assets
Wallet to Wallet
Pay-Out
Into Bank Accounts
Local & Foreign Banks
Into Mobile wallets
33 African Corridors
Mobile Agents (Cash)
Remittance (Outflow)
Our Multi- Currency Payment Solution reduces friction, makes payment seamless, less expensive with multiple pay-in, pay-out and transaction options.


The Aladdin Business Account Proposition
Onboarding
Business Registration
Multi-Country KYB
AML Checks
Watchlist Match
Solutions
Vendor Management
Marketplace and Social Networking
Team & Payroll Management
Corporate Virtual Debit Cards
Multi-Currency Invoice
Bulk Payments
Multi-Currency Collections
Multi-Currency Payouts
Multi-Currency Swap
Multi-Payment Links
Crypto Assets & Payments
Accounting & Reports
Expense Management
Tax Management
Business Loans
Rewards


Our Story
Aladdin Started in 2021 with a vision of building a socio-commerce digital Bank for the Nigerian Market.
Aladdin was the first Fintech in Africa to combine Banking services with a marketplace and an active Social Community.
We recorded some success in Nigeria but decided to leverage on our experience to build a dynamic payment product for African businesses and Africans in diaspora.

To our knowledge, we are the first. There could be others we do not know about.


Our Journey so far...(Nigerian Market)
$104,234,690
VOLUME OF TRANSACTION
$467,209
AMOUNT OF LOANS DISBURSED
47,684
NO OF LOANS DISBURSED
$300,147
REVENUE
250,000+
DOWNLOADS
165,457
USERS


Our Business Model
FX Margin
Fees
Data


CURRENCY SWAP
PAYOUTS
CARDS
PAYOUTS
COLLECTIONS
BILL PAYMENTS
CRYPTO
CARDS
ESCROW
INSIGHTS
MARKETING


Notable Partners
Current & Ongoing
1.1 Million Mobile Agent Locations
1.3 Billion Mobile Wallets (Wechat, Mpesa, Momo, AirtelMoney)
12 African Countries
Diaspora Remittance (48 Countries)
flutterwave
paystack
Quickteller
VISA
woven
MFS Africa
BudPay
Globus Bank
PLAID
MTN MoMo
bitpowr
brij
Termii
stripe
unity
verto


The Big Picture
$ Million
10
9
8
7
6
5
4
3
2
1
0
$300,147
$801,262
$1,671,824
$3,063,573
$4,595,360
$10,362,155
2023
2024
2025
2026
2027
Total
PROJECTIONS
Controlling 20% Of all Payments (Inflow, Outflow & Cross Border) Within Africa in 5 Years.

Forward-looking projections are not guaranteed.


Techpoint
Our team is founded on trust, selflessness and integrity. Though we have different experiences and backgrounds, our training and professional calling unifies our problem solving and business growing ability. Our decisions are never based on compromise, but critical reasoning and analysis.
We are determined to harness our collective digital banking and entrepreneurial experience to proffer solutions for millions of individuals, gig workers and businesses in Africa and beyond!


THE TEAM
Darlington Onyeagoro, CEO
Darlington is an experienced, practical and outcome-oriented Strategy and Fintech enthusiast with over 14 years of banking experience. He is the CEO of Aladdin digital bank. Linkedin.
David Echu, CTO
David is a software developer, and a graduate of computer science from EPSU la Cite Benin Republic. He specializes in web and mobile development, Machine learning and AI. Linkedin.
Olayemi Nasiru, CFO
Olayemi is an experienced banker, a Chartered Accountant, Consultant on contemporary business issues & entrepreneur He is an alumnus of Leeds Beckett University (UK), and the prestigious Lagos Business School. Linkedin.
Patrick Asuama, COO
Patrick is an experience management professional with over a decade years experience ranging from starts-up, Fintech, Healthcare Tech, Automobile tech, Retail and FMCG. He's a specialist on Go-to-market strategist and a season executioner in managing complex project. LinkedIn
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newzpoint
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1-Fitness


$1.2 Million
Pre-Seed
$850,000
CURRENT INVESTORS:
WHAT WE NEED.
Pre Seed $1.2 Million
Item %Allocation Amount
Marketing 46% $552,000
Operational Spend 40% $480,000

- Lofty Inc. LLC
- Jon Dishotsky
- Plug and Play
- Hatcher +
- Wefunder
- Expert Dojo
- ValonCap Fund I

$3.5 Million Debt Raised

CURRENT INVESTORS:

- Asabase Co. US

Infrastructure Expansion	14%	$168,000
Total	100%	**$1,200,000**



Infrastructure Expansion
14%
Operational Spend
40%
Marketing
46%

Up to $583k of the round will be raised through this Wefunder offering.

Competition

Available · Not Available · Pending

	Aladdin	prospa	Payday	Grey	flutterwave	piggyvest
Bill Payment	Available	Not Available	Available	Available	Available	Not Available
Cross Border Payment	Pending	Not Available	Available	Available	Available	Not Available
Marketplace	Available	Available	Not Available	Not Available	Not Available	Not Available
Crypto (Digital Wallet)	Pending	Not Available	Not Available	Not Available	Available	Not Available
Paylink	Available	Not Available	Not Available	Not Available	Available	Available
Card (ATM)	Available	Available	Not Available	Not Available	Available	Not Available
Virtual Card	Available	Not Available	Available	Available	Available	Not Available
Social Hub (Community)	Available	Not Available	Not Available	Not Available	Not Available	Not Available
Giveaway	Available	Not Available	Not Available	Not Available	Not Available	Not Available
Loans	Available	Available	Not Available	Not Available	Not Available	Available
Savings	Pending	Not Available	Not Available	Not Available	Not Available	Available
POS	Available	Available	Not Available	Not Available	Available	Not Available
Proof of Funds	Available	Not Available	Not Available	Not Available	Available	Not Available
API	Not Available	Not Available	Not Available	Not Available	Available	Not Available
Remittance	Not Available	Not Available	Not Available	Not Available	Available	Not Available

Competition

Available · Not Available · Pending

	Aladdin	prospa	Payday	Grey	flutterwave	piggyvest
Investment	Not Available	Not Available	Not Available	Not Available	Not Available	Available
Local Payment	Available	Available	Available	Available	Available	Not Available
Money Transfer	Available	Available	Available	Available	Available	Not Available
Insurance	Not Available	Not Available	Not Available	Not Available	Not Available	Not Available
E-commerce Payment	Available	Not Available	Not Available	Not Available	Available	Not Available
Escrow payment	Available	Not Available	Not Available	Not Available	Not Available	Not Available
Invoicing	Not Available	Available	Not Available	Not Available	Available	Not Available
Multiple-Accounts	Not Available	Available	Not Available	Not Available	Not Available	Not Available
Currency Exchange	Pending	Not Available	Not Available	Available	Not Available	Not Available
P2P	Available	Not Available	Not Available	Not Available	Not Available	Not Available
Free transfer	Available	Not Available	Not Available	Not Available	Not Available	Available



Invest in your
Future
Invest in
Aladdin